EXHIBIT C-2

                              SCANA Service Company
                             Policies and Procedures

     SCANA Service Company ("SCANA Service") will provide administrative, management and other services to the subsidiaries and business units within SCANA Corporation ("Client Entities") in accordance with the terms of Service Agreements. SCANA Service will provide the necessary accounting and procedural infrastructure to support the administration of the Service Agreements in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") as promulgated in the Public Utility Holding Company Act of 1935 (the "1935 Act").

Service Requests and Agreements

     SCANA Service and each Client Entity will enter into a Service Agreement that will set forth, in general terms, the services to be performed by each organization in SCANA Service directly for or on behalf of each Client Entity. Pursuant to the Service Agreement, SCANA Service and each Client Entity will prepare Service Request forms designed to provide guidance as to the service expectations of the parties thereto. The Service Request forms will be reviewed annually, or more often if necessary. The Service Agreements will be approved by authorized representatives of SCANA Service and the management of each Client Entity.

Service Requests will typically contain the following information:

1.Type and Scope of Services
2.Any Cost Parameters
3.Payment Terms
4.Applicable Contingencies

Accounting System

     SCANA Service will maintain an accounting system that provides the ability to assign costs to the category of service to which they relate. The system also enables the costs of services to be charged directly to the Client Entity for which they were performed or, when appropriate, accumulated in such a manner that they can be distributed or allocated to two or more Client Entities using an approved methodology. The system will also generate all necessary Client Entity billing information.

     The system is based on the use of codes to assign charges to the applicable Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The Account Numbers conform to the System of Accounts for Mutual Service Companies

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prescribed by the 1935 Act, as modified to include  additional  account  numbers from the Federal Energy Regulatory Commission's Uniform System of Accounts to provide for the accumulation of costs of certain utility operating activities. The Account Codes facilitate the tracking of the cost of each service by its component costs, such as labor, materials and outside services, and provide the ability to break the costs of services down by amounts directly charged to specific Client Entities and amounts allocated.

     Labor and labor-related costs will likely be the most significant costs that the SCANA Service incurs. Accordingly, SCANA Service will maintain a time-entry subsystem that enables SCANA Service employees to accurately assign hours worked to the appropriate Account Codes. All SCANA Service employees will prepare standard timesheets or similar records that indicate the purpose of each hour worked. The employee's supervisor will approve timesheets. Information from the timesheets will be entered into the time-entry subsystem no later than the last pay period to which it relates. Charges for labor will be made at each employee's effective hourly rate and will include the cost of pensions, other employee benefits and payroll taxes.

     An initial training session for employees will occur in the beginning of March and will be conducted by accounting professionals to ensure understanding of the new coding procedures. All employees (both from SCANA Service and Client Entities) who code time and expenses will be included in this training. Ongoing support and follow-up will be provided through the same accounting professionals conducting the initial training. Moreover, additional training will be provided during the May time frame to ensure understanding of coding impact upon the system's financial statements as well as to provide instruction regarding the proper analysis of charges.

     All other accounting subsystems, including accounts payable processing, will be designed to support the use of the necessary Account Codes. In all cases, the SCANA Service will retain the applicable underlying source documents that indicate the nature and purpose of the costs incurred.

     To the extent practicable, SCANA Service employees will assign costs directly to the Account Codes associated with the services rendered. However, the full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes, which cannot be associated with specific services. Indirect costs will be associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

     SCANA Service costs will be directly charged, distributed or allocated to Client Entities in the manner prescribed below.

     1. Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly charged to such Client Entity.

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     2.   Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the approved allocation methods.

     3. Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated to such Client Entities by application of one or more approved allocation methods.

Billing

     Monthly, SCANA Service will prepare and submit a bill to each Client Entity for services rendered. At a minimum, the bill will itemize the cost of each service charged to the Client Entity. The bill will be rendered by the 25th of the following month with payment due 30 days thereafter.

     The management of each Client Entity is responsible for reviewing the bill from SCANA Service to determine the accuracy and appropriateness of the charges.

     The accounting system contains the detailed transactions supporting the services billed. Using the system, SCANA Service will assist the Client Entities, as necessary, with the review and validation of charges. Any adjustments required will be made in the subsequent month. SCANA Service will put in place processes and applicable systems designed to provide information to Client Entities regarding services provided and related costs. The information should enable the Client Entities to determine if they have been billed consistent with the terms of the Service Agreements.

Accounting Department Responsibilities

     The SCANA Service Accounting Department will be responsible for administering, monitoring and maintaining the processes by which SCANA Service costs are accumulated and billed to client entities. In connection with this responsibility, the Accounting Department will:

     1.   Coordinate the preparation of Service Requests

     2.   Control the establishment and use of SCANA Service Account Codes

     3. Review and evaluate the reasonableness of monthly bills to each Client Entity

     4.   Assist Client Entities with the review and validation of charges

     The Accounting Department will update all allocations used by the SCANA Service annually, or more often as conditions warrant, and maintain all documentation supporting the calculations. The Accounting Department will ensure the allocation methods are appropriate for the type of cost incurred, have been approved by the SEC and are consistent with applicable orders of state utility commissions.

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Dispute Resolution

     In the event disputes arise between the SCANA Service and the Client Entity over amounts billed, the Accounting Department and representatives of the Client Entity will attempt to resolve the issues. If necessary, the Chief Financial Officer will mediate. Unresolved disputes will be referred to Senior Management for final disposition.

Internal Review

     The Audit Services Department will conduct periodic audits of the SCANA Service administration and accounting processes. The audits will include examinations of Service Agreements, accounting systems, source documents, allocation methods and billings to determine if services are authorized and properly accounted for. In addition, Service Request and Agreement policies, operating procedures and controls will be evaluated annually.

Evaluation and Measurement

     In order to encourage the efficient and cost competitive provision of services, SCANA Service will establish appropriate benchmarking measures and a customer review process. The customer review process will allow for input from the Client Entities as to the volume and value of the products and services provided by SCANA Service. This review will be part of the annual budget development process and the completion of the Service Requests and Agreements.

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